SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 16)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 16 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Celera Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Spark Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”), at a price of $8.00 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011 (the “Offer”), and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on March 28, 2011.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 16 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Extension of Subsequent Offering Period.

On May 9, 2011, Parent issued a press release announcing that the Purchaser has extended the subsequent offering period for two days. The extended subsequent offering period will expire at 5:00 p.m. (New York City time) on Tuesday, May 10, 2011. The subsequent offering period will not be further extended. The subsequent offering period was previously scheduled to expire at 5:00 p.m. (New York City time) on May 6, 2011. The Depositary has advised Parent that, as of 5:00 p.m. (New York City time) on May 6, 2011, approximately 880,139 Shares had been tendered during the subsequent offering period. Purchaser has accepted all Shares for payment in accordance with the terms of the Offer. Purchaser now owns approximately 51,722,734 Shares, representing approximately 62.33% of the outstanding Shares and 59.30% of the Company’s outstanding Shares on a fully diluted basis (as determined pursuant to the Merger Agreement). Stockholders who properly tender Shares during the subsequent offering period (as extended) will receive the same $8.00 per Share in cash, without interest and subject to any withholding of taxes required by applicable law, which is the same amount per Share that was paid in the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn and may not be delivered by guaranteed delivery procedure. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period. The full text of the press release by Parent announcing the extension of the subsequent offering period is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(9)	Press release issued by Quest Diagnostics Incorporated on May 9, 2011 (incorporated by reference to Exhibit (a)(5)(L) to Schedule TO-T/A of Quest Diagnostics Incorporated and Spark Acquisition Corporation, filed with the SEC on May 9, 2011).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten
Title:	Senior Vice President, General Counsel and Secretary

Dated: May 9, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(9)	Press release issued by Quest Diagnostics Incorporated on May 9, 2011 (incorporated by reference to Exhibit (a)(5)(L) to Schedule TO-T/A of Quest Diagnostics Incorporated and Spark Acquisition Corporation, filed with the SEC on May 9, 2011).